1. Name and Address of Reporting Person
   Michell, Charles V.
   One Cotton Row
   100 Main Street
   Scott, MS 38772
   USA
2. Issuer Name and Ticker or Trading Symbol
   Delta and Pine Land Company (DLP)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   04/04/2003 R1
5. If Amendment, Date of Original (Month/Day/Year)
   04/04/2003
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                    04/04/2003            M         2000        A   $4.6700                   D
Common Stock                    04/04/2003            S         -2000       D   $22.3000                  D
Common Stock                    04/04/2003            M         1           A   $4.6700                   D
Common Stock                    04/04/2003            S         -1          D   $22.3000   0              D
Common Stock                    04/04/2003            J         0 <F2>      A   $0.0000                   I           401(k)
                                                      <F1>
Common Stock                    04/04/2003            J         -1.146 <F2> D   $0.0000    3621.44        I           401(k)
                                                      <F1>

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $4.67    04/04/2         M               2000  03/18/1995 03/18/2004 Common  2000     $0.0000            D
Options              003                                                         Stock
(Right to
buy)
Stock       $4.67    04/04/2         A         1           03/18/1995 03/18/2004 Common  1        $4.6700            D
Options              003                                                         Stock
(Right to
buy)
Stock       $4.67    04/04/2         M               1     03/18/1995 03/18/2004 Common  1        $0.0000    0 <F3>  D
Options              003                                                         Stock
(Right to
buy)
Stock       $16.91                                                    01/26/2010 Common                      15000   D
Options                                                                          Stock
(Right to
buy)
Stock       $19.62                                                    03/30/2010 Common                      13000   D
Options                                                                          Stock
(Right to
buy)
Stock       $22.36                                                    10/18/2006 Common                      17777   D
Options                                                                          Stock
(Right to
buy)

Explanation of Responses:

<F1>
401(k) balance as of transaction date requiring report
<F2>
Amended due to incorrect information provided by 401(k) administrator
<F3>
Additional share was not reported at year end due to rounding error

SIGNATURE OF REPORTING PERSON
/s/ Rhonda Strickland

DATE
04/09/2003